

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

30th April 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


03050871

Dear Sirs

SUPPL

Dairy Farm International Holdings Limited
2002 Final Dividend

We enclose for your information a notification dated 30th April 2003 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

encl.

RNS | The company news service from the London Stock Exchange

Close

Full Text Announcement

‹ Back / Next › Other Announcements from this Company ▾ Send to a Friend 

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Dividend
Released	10:28 30 Apr 2003
Number	5528K

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

2002 FINAL DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2002 final dividend of the above Company. The dividend will be paid on 14th May 2003, subject to approval at the Annual General Meeting.

2002 final dividend per share:	US cents 2.00
GBP equivalent:	1.2544 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

30th April 2003

www.dairyfarmgroup.com

END

Close

‹ Back / Next › 